Exhibit 12.1

OPTON CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2005
Earnings:
Earnings before income taxes	$11,920	$16,235	$23,203	$14,445	$31,012	$17,144
Add:
Interest expense	1,088	1,343	214	274	333	989
Interest within rental expenses	462	616	952	951	1,007	545
Amortized debt premiums	179	253	173	203	353	322
Minority interest	296	216	85	165	185	85
Amortized capitalized interest	—	—	—	7	15	7

Earnings available for fixed charges	13,945	18,663	24,627	16,045	32,905	19,092

Fixed charges:
Interest expense	1,088	1,343	214	274	333	989
Interest within rental expenses	462	616	952	951	1,007	545
Amortized debt premiums	179	253	173	203	353
Interest capitalized	—	—	—	70	—	—

Fixed charges	1,729	2,212	1,339	1,498	1,693	1,856

Ratio of earnings to fixed charges	8.07	8.44	18.39	10.71	19.44	10.29